SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2003

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding




22 May 2003

PRUDENTIAL PLC ANNOUNCEMENT


Schedule 11 - Notification of Interests of Directors and Connected Persons

No of Reports in announcement: 1


 1. Name of director:

    Alexander Stewart

 2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    Director named above

 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    Gerrards Blue Chip PEP

 4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

    N/A

 5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/ non-discretionary:

    General Company PEP - discretionary

 6. Number of shares/amount of stock acquired:

    N/A

 7. Percentage of issued class:

    N/A

 8. Number of shares/amount of stock disposed:

    44 shares

 9. Percentage of issued class:

    Less than 0.000003%

10. Class of security:

    Ordinary shares of 5p each

11. Price per share:

    GBP 3.90

12. Date of transaction:

    15 May 2003

13. Date company informed:

    22 May 2003

14. Total holding following this transaction:

    15,831 shares


15. Total percentage holding of issued class following this notification:

    Less than 0.0008%


    If a director has been granted options by the company, please complete the following fields:

16. Date of grant:

    N/A

17. Period during which or date on which exercisable:

    N/A

18. Total amount paid (if any) for grant of the option:

    N/A

19. Description of shares or debentures involved: class, number:

    N/A

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    N/A

21. Total number of shares or debentures over which options held following this notification:

    N/A

Additional information:

    The Director was informed on 22 May 2003 that a disposal of 44 Prudential shares had been made from his Discretionary Managed PEP.


                                     -ENDS-

Contact name for Enquiries

Gavin White, 0207 548 3423

Company official responsible for making notification

Bob Walker, Deputy Group Secretary
020 7548 3804


Date of Notification

22 May 2003




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date May 22, 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Robert Walker

                                              Robert Walker
                                              Deputy Group Secretary